Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended
	March 31,
	2016	2015

Net income	$266,581	$213,792

Preferred Stock dividend requirements	(16,578)	(10,960)

Net income attributable to
common stockholders	$250,003	$202,832

Basic Weighted average number of common
shares outstanding	17,627,586	17,553,077

Preferred Stock Common Share Equivalents	1,236,160	1,236,160

Dilutive Stock Options outstanding for
the Period	174,293	135,118

Dilutive Warrants outstanding for
the Period	420,802	342,973

Diluted Weighted average number of common and equivalent shares outstanding	19,458,841	19,267,328

Basic and Diluted Net income per common share	$0.01	$0.01